EXHIBIT 10.32
AGREEMENT CONCERNING THE
PULP AND PAPER OPERATIONS OF ABIBOW CANADA IN ONTARIO

BETWEEN:	BOWATER CANADIAN FOREST PRODUCTS INC., a company duly constituted under the laws of Nova Scotia and having its registered office in Halifax, Nova Scotia, and ABITIBI-CONSOLIDATED COMPANY OF CANADA, a company duly constituted under the laws of Quebec and having its head office in Montreal, Quebec, on their own behalf and on behalf of any Canadian successor thereof upon emergence from the current restructuring process described herein

(hereinafter collectively called “AbiBow Canada”);

AND:	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ONTARIO, as represented by the Minister Of Northern Development, Mines And Forestry

(hereinafter called the “Province”).
Recitals
Whereas AbiBow Canada and the group formed with its holding company AbitibiBowater Inc. (hereafter referred to collectively as “AbiBow”), and the entire pulp and paper industry generally, have been affected by a significant reduction in demand for newsprint and by the general economic climate;
Whereas the Canadian subsidiaries of AbiBow sought creditor protection under the Companies’ Creditors Arrangement Act (R.S.C. 1985, c. C-36) (hereinafter called the “CCAA”), on April 17, 2009;
Whereas AbiBow, in cooperation with its creditors, its stakeholders, the CCAA Monitor and its financial advisors, has developed a 5-year business plan based on its current outlook, that provides for improved profit margins and cash flow, and these improvements will be possible in part because of the efforts of AbiBow and its employees to concentrate on the manufacturing operations of highly competitive facilities;
Whereas AbiBow intends to combine Abitibi-Consolidated Company of Canada and Bowater Canadian Forest Products Inc., AbiBow’s two primary operating companies in Canada, to form a new company (AbiBow Canada) upon their emergence from the current restructuring process, and whereas these two companies have significant solvency deficits in their Ontario-registered pension plans;
Whereas AbiBow Canada has initiated discussions and actively worked with the Province and other competent authorities throughout its restructuring process, to further the interests of its business and of all its stakeholders, including to (i) identify measures to protect its employees and retirees, and (ii) promote its emergence from the restructuring process as a stronger and more sustainable company, including so as to resume contributions to these plans;
Whereas a significant proportion of the Canadian activities of AbiBow are in Ontario;
Whereas pursuant to the business plan established by AbiBow, it intends to (i) keep all its Ontario pulp and paper mills active, which mills have a production capacity of approximately 1,398,000 million metric tons, and (ii) make or take every reasonably required effort and measure to ensure the viability of its Ontario pulp and paper mills, in the same way it does for mills of the AbiBow group located outside Ontario having similar delivered costs for similar products;
Whereas in connection with its emergence from the restructuring process, AbiBow Canada has entered into discussions with the Ontario Ministry of Finance with respect to relief measures for the registered pension plans in Ontario for AbiBow Canada’s pulp and paper operations (“pension plans”) to facilitate payment of pensions due to their retirees and beneficiaries and the Minister of Finance has provided a letter to AbiBow Canada in respect thereof (the “Ontario Pension Letter”);

Whereas (i) the Iroquois Falls and Fort Frances mills (the “Mills”) of AbiBow Canada currently purchase electricity from the IESO power grid and ACH Limited Partnership (“ACH”) at the Ontario market clearing prices; (ii) as a result of the meter and delivery point configuration with respect to the IESO power grid, the Mills do not pay certain regulatory charges on its purchased power from ACH, including for example global adjustment, network and line connection charges; and (iii) in keeping with the spirit of the existing arrangements, in connection with its proposed disposition of AbiBow Canada’s interest in ACH and acknowledging that it does not own 100% of ACH, (A) AbiBow Canada has informed potential buyers that they will have to continue the Mills’ current power cost advantages and (B) it is a condition to any such proposed disposition that a new Power Purchase Agreement (“PPA”) between ACH and AbiBow Canada, a draft form of which has already been provided to potential buyers, be entered into, which PPA will stipulate specific measures to enforce the preservation of the Mills’ power cost advantages, namely that power produced by ACH is to be delivered to the Mills on a first priority basis, that there be no bypassing of the Mills or that metered delivery points not be moved;
Whereas in order to ensure the completion of AbiBow Canada’s restructuring the Province’s support in various forms is required;
CONSEQUENTLY, THE PARTIES AGREE TO THE FOLLOWING
1	AbiBow Canada Covenants

1.1	Governance
AbiBow Canada agrees:
1.1.1	not to declare or pay any dividends while the weighted average solvency ratio of its Ontario-registered pension plans is below 80%;
1.1.2	to abide by the AbiBow compensation plan with respect to salaries, bonuses and severance, a description of which was filed with the Court and its creditors in the context of its restructuring process in the materials listed in Schedule A hereto and separately delivered to the Province;
1.1.3	to present to the Province as soon as they are made public in accordance with applicable securities laws the annual audited financial results of AbiBow for each fiscal year during the term of this Agreement;
1.1.4	to report annually to the Province on the implementation of AbiBow’s business plan, a description of which was filed with the Court and its creditors in the context of its restructuring process in the materials listed in Schedule B hereto and separately delivered to the Province; and
1.1.5	that Sections 1.3 and 1.4 of this Agreement shall be deemed also to apply to the pulp and paper operations, if any, which AbiBow may hold from to time in Ontario otherwise than through AbiBow Canada.
1.2	Pension Plans
AbiBow Canada agrees:
1.2.1	that it will not voluntarily terminate any of its Ontario-registered pension plans before it emerges from Court protection under the CCAA; and
1.2.2	that it shall comply with any arrangements made with the Ontario Ministry of Finance including any obligations required to be performed by it as set forth in the Ontario Pension Letter and any related regulations that come into force.
1.3	Investments
AbiBow Canada agrees:

1.3.1	that at least 30% of its maintenance and value-creation investments with respect to its pulp and paper operations shall be made in Ontario, such that, for example, investments of $60 million per year would result in a minimum investment of $90 million during a 5-year period for Ontario; and
1.3.2	that it shall invest a minimum amount of $50 million over a 2-3 year construction period at its facility in Thunder Bay, Ontario for a new condensing turbine. The parties acknowledge that the commitment of AbiBow Canada set forth in this Section 1.3.2 is subject to (i) approval by the new board of directors of AbiBow upon emergence from the current restructuring process, (ii) satisfactory resolution of labour issues at its Thunder Bay facility, AbiBow Canada agreeing to use its ongoing commercially reasonable efforts to resolve such issues promptly following the execution of this Agreement, (iii) the receipt of financial assistance from the Province under its forest sector prosperity fund and loan guarantee programs and (iv) the execution of a power purchase agreement with the Ontario Power Authority (“OPA”) substantially on the terms and conditions set out in the term sheet dated September 8, 2009 and amended on July 16, 2010 provided by OPA to AbiBow Canada, with such further amendments as AbiBow Canada and OPA may agree.
1.4	Business Continuity
AbiBow Canada agrees:
1.4.1	that if any of its pulp and paper mills is permanently shut down in Ontario, it shall work constructively with the Province and any affected communities to develop economic recovery opportunities which may include the sale of such facilities, in accordance with Section 1.4.2;
1.4.2	that in the event of the sale of any of its pulp and paper assets, it shall offer favourable conditions to enable potential buyers to purchase such assets located in Ontario at market value, including where necessary, reasonable non-competition provisions in favour of AbiBow Canada as determined on a case-by-case basis;
1.4.3	that, having regard to its intent described in the recital to maintain the production capacity of its Ontario pulp and paper mills, it shall pay to one or more of its pension plans, as additional solvency special payments, $75 for every metric ton reduction in such production capacity resulting from a definitive shutdown of at least one machine, including a temporary shutdown for more than 6 consecutive months or 9 cumulative months over a period of 18 months, without any duplication in the production capacity levels of its pulp and paper mills in Ontario or otherwise, such payments being payable over 4 years and only once for any given circumstance; provided however that no payment shall be made in respect of any pension plan having an excess surplus under applicable tax laws;
1.4.4	that, where delivered costs are equivalent to those of its mills located outside Ontario, not to transfer outside Ontario any pulp and paper production (or part thereof) located in its Ontario mills as of the date this Agreement become effective;
1.4.5	that it shall pay, as instructed by the Province, an aggregate amount of $5 million over a period of five years (at the rate of $1 million per year with the first payment on January 14, 2011) to be used for such environmental remediation purposes as deemed necessary or desirable by the Province in those locations in Ontario where AbiBow Canada or its affiliates has, or has had, facilities, and for greater certainty any such instruction can be given and followed in each case without prejudice to or admission by either party in respect of any pending or future disputes between them;
1.4.6	that, without admission of any liability or obligation, it shall maintain and renew the $2,350,764.00 of financial assurances listed in Schedule C currently held by Ontario in respect of the properties listed in Schedule C, until such financial assurances are returned or released in accordance with the Environmental Protection Act (Ontario); and

1.4.7	that, in the event of a future disposition of AbiBow Canada’s interest in ACH and acknowledging that it does not own 100% thereof, it is AbiBow Canada’s intent and objective to work with the Province to ensure that the power cost advantage to the Mills are not otherwise impacted.
2	Term
2.1	This Agreement will become effective as of the time of AbiBow Canada’s emergence from Court protection under the CCAA and will expire 5 years after such emergence, except that Section 1.2.1 shall become effective upon execution of this Agreement.
2.2	The parties agree to re-evaluate the covenants of this Agreement at the end of the initial 5-year term in light of AbiBow’s situation, the conditions affecting the pulp and paper industry as a whole and the solvency of its pension plans.
3	Assignment
3.1	The rights and obligations provided herein shall not be assigned, in whole or in part, without the written consent of the Province and of AbiBow Canada. This Agreement is binding and enures to the benefit of any successor or permitted assign of any party thereto. Notwithstanding the foregoing, upon any consolidation, amalgamation or merger, or any sale, transfer, lease or other disposition of all or substantially all of the properties or assets of AbiBow Canada, the successor formed by such consolidation or amalgamation or into or with which AbiBow Canada is amalgamated or to which such sale, transfer, lease or other disposition is made shall succeed to, and be substituted for AbiBow Canada (so that from and after the date of such consolidation, amalgamation, merger, sale, transfer, lease or other disposition, the provisions of this Agreement referring to “AbiBow Canada” shall refer instead to the successor and not AbiBow Canada), and shall be subject to the obligations and may exercise the rights of AbiBow Canada under this Agreement with the same effect as if such successor had been named as AbiBow Canada herein, and AbiBow Canada shall thereupon be relieved from its obligations hereunder.
4	Notice
4.1	Any notice and other communication given pursuant to this Agreement must be in writing and sent to the parties to their respective addresses by registered or certified mail, by fax or by messenger. Such notice and communication shall be deemed to have been received the same day it was sent by fax or messenger, and if it was sent by mail, on the fifth business day following. In all cases, the party giving notice must be able to evidence the sending of the notice if required to do so by the other party, absent which the notice is deemed null and void.

To:	the Province
Her Majesty The Queen in Right of
The Province of Ontario
Ministry of Northern Development, Mines and Forestry
Suite 210, Roberta Bondar Pl.
70 Foster Drive
Sault Ste. Marie, ON P6A 6V5

Facsimile: (705) 945-5977

Attention:   Mr. Bill Thornton
Assistant Deputy Minister, Forestry Division

To:	AbiBow Canada 1155 Metcalfe Street, Suite 800 Montreal (Quebec) H3B 5H2 Canada Fax : (514) 394-3644

Attention: Senior Vice-President, Corporate Affairs and Chief Legal Officer
5	General provisions
5.1	This Agreement (except Schedules A and B) may only be modified by a written amendment duly signed by the parties. The plans listed in Schedules A and B herein may be modified or supplemented by AbiBow from time to time, provided that AbiBow Canada shall notify the Province promptly of any material change, and shall promptly provide any information with respect thereto that the Province reasonably requests. AbiBow Canada shall report annually to the Province all changes made to the said plans. The recitals to this Agreement do not confer rights or obligations in respect of either one of the parties.
5.2	Time is of the essence of this Agreement.
5.3	Each party to this Agreement represents and warrants to the other party (i) that it has the required authorizations and full powers to sign this Agreement and execute all its obligations contemplated herein, (ii) that by the signing and performance of this Agreement it is not violating its constituting act, as applicable, nor any law or regulation, and (iii) that following its signing this Agreement will create contractual obligations as described herein, will have full effect and will be fully enforceable against it pursuant to its terms, subject, except as otherwise provided, in the case of AbiBow Canada, to insolvency laws of general application and to its emergence from the restructuring process under the CCAA, and any required authorizations relating to that process.
5.4	Any covenant or condition in favour of a party may only be waived by such party. If any provision herein, or arrangement entered into in connection with this Agreement, is found to be invalid by a Court for any reason whatsoever, the other provisions contained therein shall continue to have their full effect between the parties and, if any invalidated provision has a significant negative impact on either one of the parties, they will negotiate in good faith to revise or replace such invalidated provision in order to compensate the affected party in an equivalent manner.
5.5	This Agreement shall be governed by and interpreted in accordance with the laws applicable in Ontario.
5.6	All references herein to dollars shall be understood as a reference to Canadian dollars.
5.7	This Agreement may be signed in several counterparts, each one deemed to be an original counterpart, but all the counterparts constitute one and the same agreement.
5.8	The representatives and signatories for AbiBow Canada and the Province declare that they have read this Agreement and its schedules and that they accept its terms, conditions and modalities and sign it in good faith in the name of AbiBow Canada and the Province, respectively. No party is authorized to bind the other party towards a third party without first obtaining the other party’s written consent. The covenants contained herein only benefit the parties and their respective subsidiaries. Nothing herein shall be construed as a stipulation for another.
5.9	The arrangements set forth in the Ontario Pension Letter are essential conditions to this Agreement without which AbiBow Canada would not have entered into this Agreement.
5.10	In the event of a disagreement or conflict resulting from or in connection with this Agreement, including with its interpretation and application, the parties hereto will first try to resolve it amicably through informal negotiations.
5.11	If as a result of an event of force majeure (as defined hereunder) AbiBow Canada is unable to perform an obligation under this Agreement or any arrangement related thereto:
(a)	it shall promptly give notice to the Province of the occurrence of such event indicating, as correctly as possible, the effect of such event on its obligations under this Agreement and any arrangements relating thereto, including any foreseeable delays resulting therefrom;

(b)	the parties will meet to review such affected obligations or arrangements and shall negotiate in good faith to modify this Agreement or arrangements with respect to such affected obligations to take any such event into account and to preserve, to the fullest extent possible, any benefits to be provided to the Province in respect thereof; and

(c)	subject to the foregoing (i) AbiBow Canada may suspend the performance of any such affected obligations or arrangements until the effect of the event of force majeure has been eliminated or sufficiently reduced to allow performance to continue provided that AbiBow Canada shall act with ongoing reasonable diligence in order to eliminate or correct, in the case where it is reasonably possible, the causes and effects of the event of force majeure, it being understood however that except as otherwise provided by applicable law, the resolution of any labour dispute will be left to AbiBow Canada’s discretion, and (ii) the non-performance of any affected obligation or arrangement in the circumstances and for the period described above shall not be considered a default, and shall not lead to a right of action against AbiBow Canada.
For the purposes of this Agreement, the expression “force majeure” means any event which is unforeseeable, irresistible and beyond the control of AbiBow Canada and which delays, interrupts or prevents complete or partial performance of its obligations pursuant to this Agreement, including any one of the following events: war, embargo, insurrection, invasion, riot, rebellion, social problems, epidemic, flood, fire, explosion, thunder, earthquake, ice storm, storm, sabotage or labour dispute. However, the parties agree that an event shall not be considered beyond AbiBow Canada’s control to the extent that a reasonable business person applying due diligence in the same or similar circumstances under the same or similar obligations as those contained in the Agreement would have put in place contingency plans to either materially mitigate or negate the effects of such event.

5.12	Nothing in this Agreement shall be taken as a waiver or release of the rights preserved for Ontario under section 31 of the Sanction Order. This Agreement, and any action taken under this Agreement, is without prejudice to the positions of either AbiBow Canada or the Province of Ontario (including, for greater certainty, the Minister of the Environment, the Ministry of the Environment and any person exercising an environmental regulatory authority) in respect of any pending or future dispute between them.
5.13	The parties agree to make reasonable efforts to consult with each other, to the extent possible, on the timing and content of any written press release or public announcement (a “Public Statement”) made in connection with this Agreement or the provisions hereof.
5.14	AbiBow Canada acknowledges that the Province is subject to the Freedom of Information and Protection of Privacy Act (“FIPPA”) and is accountable to the Executive Council of the Ontario Government, its committees, the Legislative Assembly and the general public of Ontario and the commitments and agreements flowing from this Agreement and any related documents may form part of the public record. Each of the parties will advise the other of any documents and information supplied in connection with this Agreement which it considers to be sensitive commercial or financial information or otherwise confidential (the “Confidential Information”).

The parties agree to keep the Confidential Information confidential except as follows: (a) each party may disclose Confidential Information on mutually agreed terms; (b) each party may disclose Confidential Information to its attorneys, accountants, lenders or creditors and other professional advisors (including those of AbiBow or its affiliates in the case of AbiBow Canada) who are under a duty to preserve the confidentiality of such information; (c) each party may disclose Confidential Information to a mediator, arbitrator or court to the extent necessary in connection with the resolution of a dispute; (d) each party may disclose Confidential Information where required by law, including without limitation, where required by FIPPA, any securities law or any other applicable law or legal process requiring the disclosure thereof or by the requirement of any government agency having the power to require disclosure thereof; (e) AbiBow Canada may disclose the Confidential Information to AbiBow and its other affiliates, provided they are under a duty to preserve the confidentiality of such information and (f) the Province may disclose the Confidential Information to persons within the Ontario Government, including without limitation, its

Ministries and agencies, the Executive Council, its committees and their respective staff, the Legislative Assembly to the extent any such person is required to report thereto, and to the general public to the extent any such report is required to be disclosed to the general public under applicable law.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of November 10, 2010.

BOWATER CANADIAN FOREST PRODUCTS INC. ABITIBI-CONSOLIDATED COMPANY OF CANADA, for themselves and on behalf of any Canadian successor thereof upon emergence from their current restructuring process
Per:	/s/David J. Paterson
David J. Paterson
President

HER MAGESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ONTARIO, AS REPRESENTED BY THE MINISTER OF NORTHERN DEVELOPMENT, MINES AND FORESTRY
Per:	/s/Michael Gravelle
Michael Gravelle
Minister of Northern Development, Mines and Forestry

SCHEDULE “A”
Compensation Plan
CCAA Notice of meeting and Information Circular dated August 2, 2010, at pages 11-116.
–	Plan Supplement 6.8(a) dated September 3, 2010.

–	Plan Supplement 6.8(b) dated September 3, 2010.

–	Amended Plan Supplement 6.8(b) dated September 13, 2010.

–	Plan Supplement 6.8(d) dated September 3, 2010.

–	Plan Supplement 6.9(1) dated September 3, 2010.

–	Amended Plan Supplement 6.9(1) dated September 17, 2010.

–	Plan Supplement 6.9(2) dated September 3, 2010.

–	Amended Plan Supplement 6.9(1) dated September 17, 2010.
US Disclosure Statement dated August 2, 2010, at pages 1-12.
–	[US] Plan Supplement 1 dated September 1, 2010.

–	[US] Plan Supplement 2 dated September 1, 2010.

–	[US] Plan Supplement 6A dated September 3, 2010.

–	[US] Amended Supplement 6A-4 dated September 10, 2010.

–	[US] Plan Supplement 6B dated September 3, 2010.

–	[US] Plan Supplement 7A dated September 3, 2010.

–	[US] Plan Supplement 7B dated September 3, 2010.

–	[US] Amended Plan Supplement 7A and 7B dated September 17, 2010.

Schedule “B”
Business Plan
CCAA Notice of Meeting and Information Circular dated August 2, 2010, at pages G-1 — G-11. US Disclosure Statement dated August 2, 2010, at pages 116-119.

Schedule “C”

	Certificate of
	Approval	Form of	FA Dollar Amount
	Number	Financial Assurance	Held
Margach Landfill	A600606	Irrevocable Letter of Credit	$1,796,511.00

Mud Lake Landfill	A600605	Irrevocable Letter of Credit	$258,748.00

Iroquois Falls	A7045801	Irrevocable Letter of Credit	$116,208.00

Georgetown Landfill	A210207	Irrevocable Letter of Credit	$179,297.00

			$2,850,764.00